Exhibit 14.1

Blucora, Inc.

Code of Ethics and Conduct

Blucora, Inc. holds integrity as one of its core values and expects that the employees, officers, and directors of Blucora, Inc. and its subsidiaries (collectively, "Blucora" or the "Company") will act in a manner that reflects this value of integrity. This Code of Ethics and Conduct (the "Code of Ethics") sets forth Blucora's specific expectations regarding how its employees, officers, and directors (collectively, "Blucora Personnel") will act when conducting business on Blucora's behalf.

1. Integrity, Honesty, Ethics, and Respect

Blucora Personnel shall act in a manner that is ethical and demonstrates integrity, honesty, and respect when interacting with fellow Blucora Personnel, customers, partners, suppliers, shareholders, and members of the public. Blucora Personnel are expected to act in the best interests of the Company, but shall do so in a manner that reflects Blucora's values of integrity, honesty, ethics, and respect.

2. Compliance with Laws and Regulations

Blucora Personnel must follow all applicable laws and regulations. In the event of any uncertainty regarding the applicability or requirements of a law or regulation, Blucora expects that Blucora Personnel will discuss this issue with the Blucora Legal Department ("Legal Department").

3. Discrimination and Harassment

Blucora values the diversity of Blucora Personnel and its partners. Harassment or discrimination by any Blucora Personnel based on race, color, creed, gender, sexual orientation, gender identity, religion, national origin, disability, familial status, or any other protected status does not reflect Blucora's value of integrity and is strictly prohibited.

4. Bribery; Payments to Government Personnel

Blucora Personnel shall not bribe anyone for any reason, whether in dealings with governments or the private sector. The U.S. Foreign Corrupt Practices Act, and similar laws in other countries, prohibit offering or giving anything of value, directly or indirectly, to government officials in order to obtain or retain business. Blucora Personnel may not make illegal payments to government officials themselves or through a third party. Blucora Personnel who are conducting business with the government officials of any country must contact the Legal Department for guidance on the law governing payments and gifts to governmental officials.

5. Recordkeeping, Reporting, and Financial Integrity

Blucora's books, records, accounts and financial statements must be maintained in appropriate detail, must properly reflect the Company's transactions and must conform both to applicable law and to the Company's system of internal controls. Further, Blucora's public financial reports must contain full, fair, accurate, timely, and understandable disclosure as required by law. Blucora's financial, accounting, and legal groups are responsible for procedures designed to assure proper internal and disclosure controls, and all employees should cooperate with these procedures.

6. Conflicts of Interest

Blucora Personnel are expected to use their judgment to act, at all times and in all ways, in the best interests of Blucora. A "conflict of interest" exists when Blucora Personnel's personal interests interfere with the best interests of Blucora. For example, a conflict of interest may occur when an employee or a family member receives a personal benefit as a result of the employee's position with Blucora. A conflict of interest may also arise from an employee's business or personal relationship with a customer, supplier, competitor, business partner, or other employee, if that relationship impairs the employee's objective business judgment.

Because gifts of goods or services could create a conflict of interest, any gifts given between any Blucora Personnel and any vendor, supplier, or other current or potential business partner of Blucora are prohibited if such gifts are of a size that would be likely to influence any business decision. If in doubt, such gifts should be discussed with the Legal Department prior to being given or received.

7. Questions

Blucora Personnel who have questions about any issues related to the subject matter of this Code of Ethics should speak with their supervisors, human resources personnel, or the Legal Department. Blucora expects that any Blucora Personnel who have concerns related to such issues, or any doubt about how to properly act in a particular situation, will discuss such issues with the appropriate persons, and as such, Blucora encourages such discussions.

8. Reporting Violations

Any Blucora Personnel who become aware of a violation of this Code of Ethics, or otherwise believe that any other misconduct related to the Company is occurring or has occurred must report such violation. Blucora Personnel may report such violation to supervisors or higher level managers, to the human resources department, to the Legal Department, or by calling Blucora's third-party operated anonymous whistleblower hotline at (877) 472-2110.

9. Cooperation

Blucora Personnel must cooperate in any investigations of potential or alleged misconduct or other violations of this Code of Ethics.

10. Violations

Blucora Personnel who violate this Code of Ethics will be subject to disciplinary action up to and including termination.

11. No Retaliation

Retaliation against any person who reports a suspected violation of this Code of Ethics in good faith is strictly prohibited and such retaliation is itself a violation of this Code of Ethics.

12. Waivers

Waivers of this Code of Ethics may be made only as follows: (a) in the case of any Executive Officer of Blucora, by the Board of Directors or the Audit Committee of Blucora, Inc., and (b) in the case of any other person, by the Chief Executive Officer, Chief Financial Officer, or General Counsel of Blucora, Inc.

13. Amendment

This Code of Ethics may only be amended by the Blucora, Inc. Board of Directors or Audit Committee, except that the Legal Department may make non-material changes to ensure that this Code remains correct and accurate.